July 23, 2019

Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Business Lines Corp. Qualification date: October 13th, 2017 File No. 024-10725

Ladies and Gentlemen:

On behalf of Business Lines Corp., a Delaware corporation (“Company”), we hereby request, pursuant to the rules (File No. 024-10725), as initially filed with the Securities and Exchange Commission (“Commission”) on July 26th, 2016 and the subsequent POS initially filed on September 18th, 2018 (“Offering Circular”) be withdrawn effective immediately, the company is no longer wish to pursue the offering at this time. No securities had been sold under this offering.

Regards

Sincerely,

/s/ Vladislav Gasnikov

By: Vladislav Gasnikov

Its: Chief Executive Officer